We're thrilled to welcome our top Sharpe ratio artist, Helen Frankenthaler, back to the platform.

Frankenthaler has the highest Sharpe ratio of any artist owned by Masterworks at 1.7 ('96-'23). In most of the 35 repeat sales across her career, Frankenenthaler's work has appreciated in value.

MW Sharpe Ratio Ranking

Helen Frankenthaler ('96-'23)	**1.70**
Yoshitomo Nara ('03-'23)	1.55
Mark Rothko ('94-'23)	1.52
Barbara Kruger ('99-'23)	1.49
Banksy ('06-'23)	1.37
Yayoi Kusama ('97-'23)	1.28
Christine Ay Tjoe ('00-'230)	1.23
Joan Mitchell ('94-'23)	1.23
Jean-Michel Basquiat ('97-'23)	1.23
Cecily Brown ('00-'23)	1.21

Source: Masterworks Internal Data

In 2021, a painting similar in composition, size, and execution date **sold for $2.4 million**— a promising result for our $1.2M offering.

Invest here

Thanks,
Anthony DeSimone

SVP, Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

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